May 20, 2010

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C.  20549-1004

Re:	Definitive Proxy Statement on Schedule 14A filed March 24, 2010
File No. 1-31922

Dear Ms. Long:

We have reviewed your May 10, 2010 letter (the Letter) regarding your comments on the Definitive Proxy Statement on Schedule 14A (the Proxy Statement) filed by Tempur-Pedic International Inc. (the Company) with the Securities and Exchange Commission (the SEC) and provide the following response to your comment.

I.	Response to Comment Letter dated May 10, 2010

Termination of Employment Arrangements and Change in Control Arrangements, page 35

1.	Expand the disclosure in footnote 10 in future filings to include the actual dollar amounts.

The Company will disclose in future filings the dollar amounts associated with the benefits provided to Mr. Montgomery in the event of his death or disability while in service to the Company.  The following presents the proposed disclosure:

10.
For death while in service to the Company, insurance coverage exists which will provide for four (4) times base salary paid in a lump sum, of which the payout as of December 31, 2009 would have been $1,503,460: this benefit is available to all other employees who work in the United Kingdom (UK) at three (3) times base salary. In addition, a widow’s benefit insurance contract exists that pays up to an amount of 25% of base salary until normal retirement age of 65; the payout for this component would have been $1,409,495 as of December 31, 2009. The widow’s benefit is only available to Mr. Montgomery.

For critical illness, insurance coverage exists which will provide for four times base salary at the time of the illness or injury preventing him from future service, the payout as of December 31, 2009, would have been $1,503,460; this benefit is available to all other members of the management team in the UK at three (3) times base salary. In the case of long term disability, permanent health insurance coverage will be provided equal to 55% of salary until normal retirement age; the payout for this component is also covered by an insurance contract and would have been $2,997,525 as of December 31, 2009. The permanent health insurance coverage benefit is only available to Mr. Montgomery.

________________________________________________________

In connection with the above, the Company acknowledges the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

●	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (859) 514-4757 or Lou Jones, our Executive Vice President, General Counsel and Secretary at (859) 514-4794 with any questions you may have.

Sincerely,

Dale E. Williams
Executive Vice President & Chief Financial Officer